

August 25, 2011

Via E-mail
Mr. Mark Corrigan
President and Chief Executive Officer
Zalicus, Inc.
245 First Street, Third Floor
Cambridge, MA 02142

Re: Zalicus, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 10, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 4, 2011
File No. 000-51171

Dear Mr. Corrigan:

We have limited our review of your filings to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period Ended June 30, 2011
2. Significant Accounting Policies
Revenue Recognition
Collaborations, page 7

1.   Please provide us proposed milestone consideration disclosures as required by ASC 605-28-50-2 to be included in future periodic reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer,
Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comment. In
this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant